Exhibit 21.01

Subsidiaries	Incorporation
Under Armour Europe B.V.	The Netherlands
Under Armour Retail, Inc.	Maryland
UA Global Sourcing Ltd.	Hong Kong
UA International Holdings Limited	Hong Kong
UA International Limited	Cyprus
UA Sourcing CBT	Hong Kong
UA Connected Fitness, Inc.	Delaware

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.